FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2025
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Semi-annual Securities Report for The Six-month Period with the Director of the Kanto Local Finance Bureau in Japan on October 30, 2025. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Semi-annual Securities Report For The Nine-month Period Ended September 30, 2025
99.1	Financial Appendix (incorporated by reference to Exhibit 99.1 to Form 6-K of the Registrant, filed on October 30, 2025)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Translation for reference purpose only

Semi-annual Securities Report
(The semi-annual of 149th Business Term)
for The Six-month Period Ended September 30, 2025
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

Translation for reference purpose only

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[Cover]
[Document Filed]	Semi-annual Securities Report
[Applicable Law]	Item 1 of the table in Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	October 30, 2025
[Fiscal period]	The semi-annual of 149th Business Term (from April 1, 2025 to September 30, 2025)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

Translation for reference purpose only

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Six-month period ended September 30,	Six-month period ended September 30,	For the year ended March 31,
Term	2024	2025	2025
Revenue	2,384,028	2,219,481	4,581,551
Profit before tax	255,976	178,804	175,084
Net profit for the period	187,406	112,550	108,143
Net profit attributable to owners of the Company	187,294	112,441	107,928
Total comprehensive income (loss) for the period	(239,979)	365,385	(57,698)
Total equity	6,921,597	7,131,690	6,935,979
Total assets	14,573,000	14,470,300	14,248,344
Basic earnings per share (JPY)	118.85	71.57	68.36
Diluted earnings per share (JPY)	117.11	70.45	67.23
Ratio of equity attributable to owners of the Company to total assets (%)	47.5	49.3	48.7
Net cash from operating activities	451,267	593,651	1,057,182
Net cash used in investing activities	(231,824)	(81,326)	(367,060)
Net cash from (used in) financing activities	206,336	(226,881)	(751,425)
Cash and cash equivalents at the end of the period	859,015	681,486	385,113
*1    All amounts shown are rounded to the nearest million JPY.
*2    The key consolidated financial data for the year ended March 31, 2025 is based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The key consolidated financial data for the six-month period ended September 30, 2024 and 2025 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

2. Business Overview
There has been no significant change in our business for the six-month period ended September 30, 2025.
As of September 30, 2025, Takeda consisted of 169 entities comprised of 156 consolidated subsidiaries (including partnerships), 12 associates＊ accounted for using the equity method, and Takeda Pharmaceutical Company Limited. There has been no significant change in our group companies for the six-month period ended September 30, 2025.
* Associates include a joint venture.

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II. Operating and Financial Review
1. Risk Factors
There were no new risk factors identified for the six-month period ended September 30, 2025 as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2025 which was filed in Japan.
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to September 30, 2025)

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Revenue	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
Cost of sales	(781.3)	(764.7)	16.5	(2.1)%	0.9%
Selling, general and administrative expenses	(538.3)	(509.4)	28.9	(5.4)%	(2.0)%
Research and development expenses	(344.0)	(305.4)	38.7	(11.2)%	(7.5)%
Amortization and impairment losses on intangible assets associated with products	(305.2)	(336.8)	(31.5)	10.3%	13.5%
Other operating income	13.9	23.5	9.6	68.8%	68.6%
Other operating expenses	(78.5)	(73.1)	5.4	(6.9)%	(4.9)%
Operating profit	350.6	253.6	(97.0)	(27.7)%	(26.0)%
Finance income and (expenses), net	(93.4)	(72.1)	21.2	(22.7)%	(21.6)%
Share of loss of investments accounted for using the equity method	(1.2)	(2.6)	(1.4)	109.7%	85.3%
Profit before tax	256.0	178.8	(77.2)	(30.1)%	(28.1)%
Income tax expenses	(68.6)	(66.3)	2.3	(3.4)%	(6.9)%
Net profit for the period	187.4	112.5	(74.9)	(39.9)%	(35.8)%
Net profit for the period attributable to owners of the Company	187.3	112.4	(74.9)	(40.0)%	(35.9)%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change” in Core Results (April 1 to September 30, 2025).
Revenue
Revenue for the six-month period ended September 30, 2025 was JPY 2,219.5 billion (JPY -164.5 billion and -6.9% AER, -3.9% CER). The decline compared to the same period of the previous fiscal year was primarily attributable to a decrease in revenue in Neuroscience, one of our six key business areas and unfavorable foreign exchange rates. The decrease in Neuroscience was largely attributable to the continued impact from generic erosion of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S. Excluding foreign exchange rates impact, revenue slightly increased in our key business areas of Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), and Oncology, while there was a decline in Vaccines. While certain products faced headwinds due to the impact of the Medicare Part D redesign and 340B program expansion in the U.S., this was offset by stable demand in other regions and for other products. Revenue outside of our six key business areas was JPY 103.1 billion (JPY -23.7 billion and -18.7% AER, -17.5% CER).

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Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
Japan	216.4	219.1	2.7	1.2%	1.3%
United States	1,247.6	1,091.9	(155.7)	(12.5)%	(7.9)%
Europe and Canada	533.0	535.2	2.2	0.4%	0.8%
Latin America	132.5	118.5	(14.0)	(10.6)%	(5.4)%
China	90.2	92.7	2.5	2.8%	7.5%
Asia (excluding Japan & China)	49.8	47.8	(2.0)	(4.1)%	(0.5)%
Russia/CIS	43.0	43.2	0.2	0.6%	(2.3)%
Other*	71.6	71.2	(0.4)	(0.6)%	0.7%
Total	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
* Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
GI	695.2	692.8	(2.4)	(0.3)%	3.2%
Rare Diseases	388.7	380.5	(8.2)	(2.1)%	0.7%
PDT	535.7	517.4	(18.2)	(3.4)%	0.4%
Oncology	285.0	287.8	2.8	1.0%	3.4%
Vaccines	38.1	31.7	(6.5)	(16.9)%	(16.8)%
Neuroscience	314.6	206.1	(108.4)	(34.5)%	(32.1)%
Other	126.8	103.1	(23.7)	(18.7)%	(17.5)%
Total	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%

Year-on-year change in revenue for this six-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 692.8 billion (JPY -2.4 billion and -0.3% AER, +3.2% CER).
Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation) were JPY 3.6 billion (JPY -7.6 billion and -67.7% AER, -66.2% CER). The decrease was primarily due to the impact of multiple generic entrants in the U.S. beginning in January 2025.
Sales of DEXILANT (for acid reflux disease) were JPY 16.4 billion (JPY -3.5 billion and -17.4% AER, -12.4% CER). The decrease was primarily due to the impact of multiple generic entrants in Canada, accompanied by unfavorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 71.6 billion (JPY -1.6 billion and -2.2% AER, +2.0% CER). The decrease was primarily due to unfavorable foreign exchange rates, partially offset by the sales increase in the U.S., due to increased demand and expansion activities (pediatric indication label expansion).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 479.2 billion (JPY +6.0 billion and +1.3% AER, +5.1% CER). Sales in the U.S. were JPY 318.9 billion (JPY -7.6 billion and -2.3% AER). The decrease was due to unfavorable foreign exchange rates, and a more competitive landscape, partially offset by growth of the subcutaneous formulation. Sales in Europe and Canada were JPY 120.2 billion (JPY +7.8 billion and +6.9% AER). The increase was primarily due to continued patient gains through an increased use of the subcutaneous formulation.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 68.9 billion (JPY +4.6 billion and +7.2% AER, +8.6% CER). The increase was primarily due to strong demand in Japan and China.

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Rare Diseases
In Rare Diseases, revenue was JPY 380.5 billion (JPY -8.2 billion and -2.1% AER, +0.7% CER).
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 28.8 billion (JPY -5.7 billion and -16.5% AER, -14.2% CER). The decrease was primarily due to competitive pressure in the U.S., accompanied by unfavorable foreign exchange rates.
Sales of ADVATE (for hemophilia A) were JPY 53.6 billion (JPY -5.2 billion and -8.8% AER, -6.2% CER). The decrease was primarily due to competitive pressure in the U.S., accompanied by unfavorable foreign exchange rates.
Sales of ELAPRASE (for Hunter syndrome) were JPY 49.1 billion (JPY -4.1 billion and -7.6% AER, -5.1% CER). The decrease was primarily due to a sales decrease in the Growth and Emerging Markets, accompanied by unfavorable foreign exchange rates.
Sales of REPLAGAL (for Fabry disease) were JPY 38.7 billion (JPY -2.6 billion and -6.3% AER, -5.4% CER). The decrease was primarily due to a sales decrease in Europe as a result of intensified competition.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 22.1 billion (JPY +6.6 billion and +42.6% AER, +47.7% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of TAKHZYRO (for hereditary angioedema) were JPY 113.3 billion (JPY +2.3 billion and +2.0% AER, +5.9% CER). The increase was primarily due to higher demand in the Growth and Emerging Markets, U.S. and Europe, supported by strong patient persistency and prophylactic market growth, partially offset by unfavorable foreign exchange rates.
PDT
In PDT, revenue was JPY 517.4 billion (JPY -18.2 billion and -3.4% AER, +0.4% CER).
Sales of FEIBA (for hemophilia A and B) were JPY 17.4 billion (JPY -6.2 billion and -26.3% AER, -24.1% CER). The decrease was due to a sales decline in the Growth and Emerging Markets and Europe.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 66.1 billion (JPY -4.2 billion and -6.0% AER, -2.4% CER). The decrease was primarily due to a sales decline in the Growth and Emerging Markets, as well as unfavorable foreign exchange rates.
Aggregate sales of immunoglobulin products were JPY 387.1 billion (JPY -4.0 billion and -1.0% AER, +3.1% CER). Excluding foreign exchange rates impact, sales increased due to the growth of subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA). Sales of GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), which is a type of intravenous therapies, decreased primarily due to unfavorable foreign exchange rates. GAMMAGARD LIQUID was impacted by the Medicare Part D redesign and 340B program expansion in the U.S.
Aggregate sales of HEMOFIL (for hemophilia A), IMMUNATE (for hemophilia A), and IMMUNINE (for hemophilia B) were JPY 12.6 billion (JPY -1.9 billion and -13.3% AER, -11.9% CER). The decrease was primarily due to a sales decline in Europe.
Oncology
In Oncology, revenue was JPY 287.8 billion (JPY +2.8 billion and +1.0% AER, +3.4% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 74.5 billion (JPY +6.3 billion and +9.2% AER, +11.5% CER). The increase was led by strong demand in the Growth and Emerging Markets.
Sales of FRUZAQLA (for colorectal cancer) were JPY 27.3 billion (JPY +4.2 billion and +18.2% AER, +22.2% CER). The increase was primarily due to the successful launch in Europe, Canada and Japan, as it addressed a need for new treatment options in metastatic colorectal cancer. The increase was partially offset by a sales decrease in the U.S., impacted by the Medicare Part D redesign.
Sales of NINLARO (for multiple myeloma) were JPY 41.4 billion (JPY -6.0 billion and -12.6% AER, -9.6% CER). The decrease was primarily due to intensified competition and decreased demand mainly in the U.S., partially offset by a sales increase in the Growth and Emerging Markets.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 58.6 billion (JPY -1.8 billion and -3.0% AER, -1.9% CER). The decrease was primarily due to a sales decrease in the U.S., Europe and Canada.

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Vaccines
In Vaccines, revenue was JPY 31.7 billion (JPY -6.5 billion and -16.9% AER, -16.8% CER).
Sales of QDENGA (for prevention of dengue) were JPY 21.1 billion (JPY +1.2 billion and +6.0% AER, +6.2% CER). The increase was due to post-launch growth in the Growth and Emerging Markets, driven by higher demand.
Sales of other vaccine products in aggregate decreased primarily due to the reduced supply quantity of COVID-19 vaccine in Japan.
Neuroscience
In Neuroscience, revenue was JPY 206.1 billion (JPY -108.4 billion and -34.5% AER, -32.1% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 106.6 billion (JPY -96.6 billion and -47.6% AER, -45.6% CER). The decrease was due to the continued impact of generic erosion mainly in the U.S.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 57.0 billion (JPY -7.2 billion, and -11.2% AER, -7.0% CER). The decrease was primarily due to the Medicare Part D redesign impacts in the U.S., as well as changes in the distribution model of a major customer.
Sales of ADDERALL XR (for ADHD) were JPY 10.6 billion (JPY -6.2 billion and -37.0% AER, -32.9% CER). The decrease was due to an increased penetration by generics in the U.S.

Cost of Sales
Cost of Sales was JPY 764.7 billion (JPY -16.5 billion and -2.1% AER, +0.9% CER). The decrease was primarily due to the decrease in revenue and the appreciation of the Japanese yen, largely offset by higher costs resulting from a change in product mix, mainly reflecting the continued impact of generic erosion, particularly for VYVANSE in the U.S.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 509.4 billion (JPY -28.9 billion and -5.4% AER, -2.0% CER). The decrease was primarily due to the appreciation of the Japanese yen and cost savings under the enterprise-wide efficiency program, which led mainly to reductions in personnel expenses.
Research and Development (R&D) Expenses
R&D Expenses were JPY 305.4 billion (JPY -38.7 billion and -11.2% AER, -7.5% CER). The decrease was mainly due to cost reductions from the termination of certain development programs, the appreciation of the Japanese yen, and cost savings under the enterprise-wide efficiency program. This decrease was partially offset by incremental investments in late-stage pipelines.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 336.8 billion (JPY +31.5 billion and +10.3% AER, +13.5% CER). Amortization Expenses decreased (JPY -16.7 billion) reflecting the appreciation of the Japanese yen and lower amortizable intangible assets. Impairment Losses increased (JPY +48.3 billion) due to the larger impairment charges recorded in the six-month period ended September 30, 2025, compared with those recorded in the six-month period ended September 30, 2024. The impairment charges recognized in the six-month period ended September 30, 2025 primarily include JPY 58.2 billion of impairment charges related to the gamma delta T-cell therapy platform and associated Oncology program, and impairment charges for certain other in-process R&D assets, all of which were recorded following the decision to discontinue the related research and development activities. The impairment charges in the six-month period ended September 30, 2024 include JPY 21.5 billion impairment charge for soticlestat (TAK-935), following the failure of the Phase 3 studies to meet their primary endpoints.
Other Operating Income
Other Operating Income was JPY 23.5 billion (JPY +9.6 billion and +68.8% AER, +68.6% CER). The increase was mainly due to higher gains from Divestment of Business in the six-month period ended September 30, 2025. Gains of JPY 17.9 billion were recognized on the completion of the sales of non-core products and MEPACT mainly in Europe and the Middle East & North Africa regions in the six-month period ended September 30, 2025, while a gain of JPY 6.1 billion was recognized on the completion of the transfer of the manufacturing operation of TACHOSIL in the six-month period ended September 30, 2024.
Other Operating Expenses
Other Operating Expenses were JPY 73.1 billion (JPY -5.4 billion and -6.9% AER, -4.9% CER). The decrease was primarily due to JPY34.2 billion reduction in restructuring expenses, mainly reflecting lower costs associated with the enterprise-wide efficiency program. It also reflected a decline in impairment losses for facilities, compared with the six-month period ended September 30, 2024. This decrease was largely offset by higher valuation reserve for pre-launch inventories recognized in the six-month period ended September 30, 2025.

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Operating Profit
As a result of the above factors, Operating Profit was JPY 253.6 billion (JPY -97.0 billion and -27.7% AER, -26.0% CER).
Net Finance Expenses
Net Finance Expenses were JPY 72.1 billion (JPY -21.2 billion and -22.7% AER, -21.6% CER). The decrease primarily reflects JPY 18.3 billion impairment loss recognized in the six-month period ended September 30, 2024, due to the classification of Teva Takeda Pharma Ltd. shares to the Assets Held for Sale.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 2.6 billion (JPY +1.4 billion and +109.7% AER, +85.3% CER).
Profit Before Tax
As a result of the above factors, Profit Before Tax was JPY 178.8 billion (JPY -77.2 billion and -30.1% AER, -28.1% CER).
Income Tax Expenses
Income Tax Expenses were JPY 66.3 billion (JPY -2.3 billion and -3.4% AER, -6.9% CER). The decrease was primarily due to a reduction of tax expenses recognized in connection with the reassessment of the recoverability of Deferred Tax Assets, partially offset by lower tax credits in the six-month period ended September 30, 2025.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 112.5 billion (JPY -74.9 billion and -39.9% AER, -35.8% CER) and Net Profit for the Period attributable to owners of the Company was JPY 112.4 billion (JPY -74.9 billion and -40.0% AER, -35.9% CER).

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Core Results (April 1 to September 30, 2025)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items unrelated to the underlying trends and business performance of Takeda’s core operations (primarily revenue or related adjustments associated with divestments and liquidations). Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Net Profit for the Year attributable to owners of the Company represents net profit for the year attributable to owners of the Company, adjusted to eliminate the impact of items excluded in the calculation of Core Operating Profit and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments. Core EPS is calculated by dividing Core Net Profit for the Year attributable to owners of the Company by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures).

Constant Exchange Rate (“CER”) Change
CER Change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year, provided, however, that the results of operations of subsidiaries in countries experiencing hyperinflation, and for which IAS 29, Financial Reporting in Hyperinflationary Economies, is applied, are not adjusted for CER Change, and instead are calculated in accordance with IAS 29.
Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates).
The usefulness of this presentation has significant limitations including but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do and therefore such measures may not be directly comparable. Accordingly, CER change should not be considered in isolation and is not, and should not be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS.

Translation for reference purpose only

Results of Core Operations

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
Core operating profit	719.9	639.2	(80.7)	(11.2)%	(8.8)%
Core net profit for the period	489.2	438.7	(50.5)	(10.3)%	(11.1)%
Core net profit for the period attributable to owners of the Company	489.1	438.6	(50.5)	(10.3)%	(11.1)%
Core EPS (yen)	310	279	(31)	(10.0)%	(10.8)%

Core Revenue
Core Revenue was JPY 2,219.5 billion (JPY -164.5 billion and -6.9% AER, -3.9% CER). The decrease was primarily attributable to a decrease in revenue in Neuroscience and unfavorable foreign exchange rates. The decrease in Neuroscience revenue was largely attributable to the continued impact from generic erosion of VYVANSE in the U.S. Takeda’s Growth and Launch Products* totaled JPY 1,143.0 billion (JPY +16.0 billion and +1.4% AER, +5.3% CER).
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit was JPY 639.2 billion (JPY -80.7 billion and -11.2% AER, -8.8% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
Core cost of sales	(781.5)	(765.2)	16.3	(2.1)%	0.9%
Core selling, general and administrative (SG&A) expenses	(538.5)	(509.7)	28.9	(5.4)%	(2.0)%
Core research and development (R&D) expenses	(344.1)	(305.5)	38.7	(11.2)%	(7.5)%
Core operating profit	719.9	639.2	(80.7)	(11.2)%	(8.8)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 765.2 billion (JPY -16.3 billion and -2.1% AER, +0.9% CER). The decrease was primarily due to the decrease in revenue and the appreciation of the Japanese yen, largely offset by higher costs resulting from a change in product mix, mainly reflecting the continued impact of generic erosion, particularly for VYVANSE in the U.S.

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 509.7 billion (JPY -28.9 billion and -5.4% AER, -2.0% CER). The decrease was primarily due to the appreciation of the Japanese yen and cost savings under the enterprise-wide efficiency program, which led mainly to reductions in personnel expenses.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 305.5 billion (JPY -38.7 billion and -11.2% AER, -7.5% CER). The decrease was mainly due to cost reductions from the termination of certain development programs, the appreciation of the Japanese yen, and cost savings under the enterprise-wide efficiency program. This decrease was partially offset by incremental investments in late-stage pipelines.

Translation for reference purpose only
Core Net Profit for the Period
Core Net Profit for the Period was JPY 438.7 billion (JPY -50.5 billion and -10.3% AER, -11.1% CER) and Core Net Profit attributable to owners of the Company was JPY 438.6 billion (JPY -50.5 billion and -10.3% AER, -11.1% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Core operating profit	719.9	639.2	(80.7)	(11.2)%	(8.8)%
Core finance income and (expenses), net	(73.3)	(67.1)	6.2	(8.4)%	(7.1)%
Core share of profit (loss) of investments accounted for using the equity method	1.6	(0.6)	(2.2)	―	―
Core profit before tax	648.3	571.5	(76.8)	(11.8)%	(9.3)%
Core income tax expenses	(159.1)	(132.8)	26.3	(16.5)%	(3.6)%
Core net profit for the period	489.2	438.7	(50.5)	(10.3)%	(11.1)%
Core net profit for the period attributable to owners of the Company	489.1	438.6	(50.5)	(10.3)%	(11.1)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 67.1 billion (JPY -6.2 billion and -8.4% AER, -7.1% CER).
Core Share of Profit (Loss) of Investments Accounted for Using the Equity Method
For the six-month period ended September 30, 2025, Core Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.6 billion (JPY -2.2 billion). For the six-month period ended September 30, 2024, Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.6 billion.
Core Profit Before Tax
Core Profit Before Tax was JPY 571.5 billion (JPY -76.8 billion and -11.8% AER, -9.3% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 132.8 billion (JPY -26.3 billion and -16.5% AER, -3.6% CER). The decrease was primarily due to a reduction of tax expenses recognized in connection with the reassessment of the recoverability of Deferred Tax Assets partially offset by lower tax credits for the six-month period ended September 30, 2025.
Core EPS
Core EPS was JPY 279 (JPY -31 and -10.0% AER, -10.8% CER).

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(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2025	September 30, 2025
Total Assets	14,248.3	14,470.3	222.0
Total Liabilities	7,312.4	7,338.6	26.2
Total Equity	6,936.0	7,131.7	195.7
Assets
Total Assets as of September 30, 2025 were JPY 14,470.3 billion (JPY +222.0 billion). Cash and cash equivalents increased (JPY +296.4 billion). Goodwill increased (JPY +107.3 billion) mainly due to the effect of foreign currency translation. Inventories increased (JPY +82.1 billion) primarily driven by higher work-in-process and finished goods related to PDT products and ENTYVIO, as well as the effect of foreign currency translation. These increases were partially offset by the decrease of Intangible Assets (JPY -332.3 billion) mainly due to amortization.

Liabilities
Total Liabilities as of September 30, 2025 were JPY 7,338.6 billion (JPY +26.2 billion). Total Bonds and Loans were JPY 4,645.3 billion*, which increased (JPY +130.1 billion) mainly due to the effect of foreign currency and the issuances of unsecured JPY denominated senior bonds and unsecured U.S. dollar-denominated senior guaranteed notes, offset by redemption and repayment of bonds and loans. This increase was partially offset by the decrease of Other Current Liabilities (JPY -90.8 billion) mainly due to the payment of accrued bonus.

* The carrying amount of Bonds was JPY 4,405.3 billion and that of Loans was JPY 240.1 billion as of September 30, 2025. The breakdown of Bonds and Loans' carrying amount is as follows:
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	75.4
Unsecured US Dollar Denominated Senior Notes (USD 1,500 million)	September 2016	September 2026	218.8
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	519.8
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	257.8
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,029.2
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	622.6
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.6
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.2
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	438.8
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Unsecured US Dollar Denominated Senior Notes (USD 2,400 million)	July 2025	July 2035 ~ July 2055	351.4
Total			4,405.3

Translation for reference purpose only
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2016 ~ April 2024	March 2026 ~ April 2031	200.0
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Other			0.1
Total			240.1

On April 25, 2025, Takeda repaid JPY 10.0 billion in Bilateral Loans falling due. On June 12, 2025, Takeda issued JPY 184.0 billion in unsecured JPY denominated senior bonds (“JPY Bonds”) with maturity dates ranging from June 12, 2030, to June 12, 2035. The proceeds of the JPY Bonds were used to redeem commercial paper. Following this, on June 23, 2025, Takeda redeemed USD 800 million of unsecured U.S. dollar-denominated senior notes on their maturity date. Takeda has also rolled over USD 500 million Bilateral Loan, which was originally drawn down on March 31, 2025, on a monthly basis until July 3, 2025.
On July 2, 2025, Takeda issued unsecured U.S. dollar-denominated senior guaranteed notes (the "USD Notes") in an aggregate principal amount of USD 2,400 million with maturity dates of July 7, 2035 and July 7, 2055, through its indirect wholly owned finance subsidiary Takeda U.S. Financing, Inc. The proceeds of the USD Notes were primarily used to repay USD 500 million Bilateral Loan on July 3, 2025, and redeem commercial paper drawings in July 2025.
*Amounts presented in the above explanation for Bonds and Loans are based on the principal amount.
Equity
Total Equity as of September 30, 2025 was JPY 7,131.7 billion (JPY +195.7 billion). The increase of Other Components of Equity (JPY +253.4 billion) was mainly due to a change in currency translation adjustments reflecting the depreciation of the Japanese yen. This increase was partially offset by the decrease in Retained Earnings (JPY -38.9 billion), driven by the decrease of JPY 154.4 billion related to dividend payments, primarily offset by the increase of JPY 112.4 billion from Net Profit for the Period.

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(3) Consolidated Cash Flows

	Billion JPY
	FY2024 H1	FY2025 H1	Change
Net cash from operating activities	451.3	593.7	142.4
Net cash used in investing activities	(231.8)	(81.3)	150.5
Net cash from (used in) financing activities	206.3	(226.9)	(433.2)
Net increase in cash and cash equivalents	425.8	285.4	(140.3)
Cash and cash equivalents at the beginning of the year	457.8	385.1	(72.7)
Effects of exchange rate changes on cash and cash equivalents	(24.6)	10.9	35.5
Cash and cash equivalents at the end of the period	859.0	681.5	(177.5)
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 593.7 billion (JPY +142.4 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities primarily driven by changes in Trade and Other Receivables, as well as Trade and Other Payables. This increase was partially offset by unfavorable impacts resulting from Net Profit for the Period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 81.3 billion (JPY -150.5 billion). The decrease was mainly due to a decrease in cash outflow used in Acquisition of Intangible Assets, Acquisition of Option to License, and Acquisition of Investments as well as an increase in Proceeds from Sales of Business, Net of Cash and Cash Equivalents Divested.
Net Cash from (used) in Financing Activities
Net Cash used in Financing Activities was JPY 226.9 billion (JPY +433.2 billion). The increase was mainly driven by lower net cash inflows from the issuance and repayments of bonds and long-term loans, as well as an increase in Acquisition of Treasury Shares during the six-month period ended September 30, 2025, and Proceeds from the Settlement of Cross Currency Interest Rate Swaps related to Bonds and Loans recorded during the six-month period ended September 30, 2024.

Translation for reference purpose only
(4) Research & Development Activities and Results
Research and development expenses for the six-month period ended September 30, 2025 were JPY 305.4 billion. Takeda does not report disaggregated R&D expenses, including by therapeutic area or clinical trial stage, as our R&D budget is determined on a company-wide basis and specific expenditures may be subject to re-allocation depending on development results and priorities.
Takeda’s R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need, both in rare and more prevalent conditions, across our core therapeutic areas (gastrointestinal and inflammation, neuroscience, and oncology). Takeda is committed to both rare and more prevalent diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are embracing data and digital technologies with the aim of improving the quality of innovation and accelerating execution.
Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio.
Major progress on R&D events since April 2025 are listed as follows:

R&D pipeline
Gastrointestinal and Inflammation
In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases (including those of the liver) as well as immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including the introduction of a subcutaneous formulation and running real-world evidence generation studies that demonstrate ENTYVIO’s place as a backbone therapy in the IBD treatment paradigm and further our understanding of how to improve outcomes for patients. Zasocitinib (TAK-279) is a next generation oral tyrosine kinase 2 (TYK2) inhibitor with potential to treat multiple immune-mediated inflammatory diseases. Fazirsiran (TAK-999) is a potential first-in-class RNAi treatment for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. Mezagitamab (TAK-079) is a potential best-in-class anti-CD38 antibody with disease modifying potential for multiple immune-mediated diseases like immune thrombocytopenia (ITP) and IgA nephropathy (IgAN). Furthermore, Takeda is making progress on its pipeline built through in-house discovery, partnerships and business development, which explores opportunities in inflammatory diseases (specifically in gastric, dermatological and rheumatic disorders), along with select rare hematological and renal disorders (ADZYNMA, mezagitamab (TAK-079)), liver diseases, and neurogastric disorders.
Development code: TAK-079 / Generic name: mezagitamab
–In June 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) granted Orphan Drug Designation for mezagitamab, a fully human immunoglobulin IgG1 monoclonal antibody, for the potential indication of chronic immune thrombocytopenia (ITP). Mezagitamab is designed to provide rapid and sustained improvement in platelet counts. It is currently in global Phase 3 trials for ITP and IgA nephropathy (IgAN).

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need building its innovative pipeline by leveraging internal expertise and external collaborations. Takeda Neuroscience’s core focus is orexin biology, rare neurology and neurodegeneration diseases. We are advancing a portfolio of tailored therapies designed to unlock the full power of orexin (i.e., oveporexton (TAK-861), TAK-360) to redefine the standard of care for people living with rare sleep-wake disorders and other conditions where orexin biology is implicated. Across our portfolio, we are harnessing advances in disease biology understanding, translational tools, innovative modalities and digital innovation to accelerate development and patient access.
Development Code: TAK-861 / Generic name: oveporexton
–In May 2025, Takeda announced that the New England Journal of Medicine published data from Phase 2b trial (TAK-861-2001) of oveporexton in people with Narcolepsy Type 1 (NT1). The primary and secondary endpoints from the study assessed the impact of oveporexton across objective and subjective measures of wakefulness and daytime sleepiness, cataplexy rates and safety compared to placebo. Results demonstrated significant improvement in excessive daytime

Translation for reference purpose only
sleepiness (EDS), reductions in cataplexy events and clinically meaningful improvements in disease severity and quality of life across all doses tested compared to placebo through eight weeks of treatment. The study also indicated that oveporexton was generally safe and well tolerated.
–In September 2025, Takeda presented orexin data from the landmark oveporexton Phase 3 program in NT1, during multiple oral presentations at the World Sleep 2025 Congress. Both the FirstLight and the RadiantLight studies met all primary and secondary endpoints demonstrating statistically significant and clinically meaningful improvement across a broad range of NT1 symptoms compared to placebo with p-values of <0.001 across all doses (twice-daily 1mg/twice-daily 2mg) at week 12. Oveporexton was generally well-tolerated with a safety profile consistent across clinical studies to date. More than 95 percent of the participants who completed the studies enrolled in the ongoing long-term extension (LTE) study. The oral presentations at World Sleep included data from objective and patient-reported measures of wakefulness, cataplexy, symptom severity and quality of life. Takeda plans to submit a New Drug Application with the U.S. Food and Drug Administration (FDA) and additional global regulatory authorities in fiscal year 2025.
–Wakefulness: Oveporexton improved excessive daytime sleepiness demonstrating statistically significant improvement from baseline in mean sleep latency on the Maintenance of Wakefulness Test (MWT) and in Epworth Sleepiness Scale (ESS) scores at week 12 across doses compared to placebo. The majority of participants treated with the 2/2mg dose achieved wakefulness within normative range (≥20 min) on the MWT, and close to 85 percent of participants achieved ESS scores comparable to healthy individuals (≤10).
–Cataplexy: Oveporexton demonstrated significant reduction in weekly cataplexy rate over 12 weeks across doses compared to placebo (median of percent change from baseline more than 80%). Median cataplexy free days compared to placebo improved from 0 days at baseline to 4-5 days per week at week 12. Cataplexy is a defining symptom for NT1 and is the sudden loss of muscle tone triggered by strong emotions.
–Symptom Severity: Oveporexton showed statistically significant changes from baseline in the narcolepsy severity scale (NSS-CT) total score compared to placebo with more than 70 percent of participants reporting the lowest severity level (mild; score 0-14) across doses. Oveporexton also resulted in statistically significant improvements in overall narcolepsy symptoms as assessed by the self-rated Patient Global Impression of Change (PGI-C) scale with nearly all treated participants (97%) reporting improvements.
–Quality of Life: Oveporexton resulted in statistically significant improvements in quality of life reaching scores in the normative range as assessed by the Short Form-36-item (SF-36) survey. These outcomes were supported by significant improvements on exploratory endpoints including the EuroQol 5-Dimension 5-Level (EQ-5D-5L).
–Safety Profile: Across both studies, oveporexton was generally well-tolerated. No treatment-related serious adverse events were observed. Consistent with the experience from previous clinical studies, the most common adverse events were insomnia, urinary urgency and frequency. Most adverse events were mild to moderate.
–In September 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) granted SAKIGAKE and Orphan Drug Designation for oveporexton for the potential indication of NT1. The designation is based on the result of the global Phase 2b study (TAK861-2001).

Oncology
In oncology, we are committed to ensuring that patients globally can benefit from and access our portfolio of medicines, while also making progress on a pipeline of potential treatments for the future. Our research and development efforts are focused on three disease areas and three modalities. We are advancing medicines for thoracic, gastrointestinal and hematologic cancers. Within hematologic cancers, we are growing a portfolio of medicines for myeloid cancers, including rusfertide (TAK-121) and elritercept (TAK-226). Our core modalities include antibody drug conjugates (ADCs), complex biologics, and small molecules. We complement our internal expertise and global footprint with a robust network of collaborators. We aspire to cure cancer, with inspiration from patients and innovation from everywhere.
ADCETRIS / Generic name: brentuximab vedotin
–In June 2025, Takeda announced that the European Commission (EC) approved ADCETRIS in combination with etoposide, cyclophosphamide, doxorubicin, dacarbazine and dexamethasone (ECADD) in adult patients with newly diagnosed Stage IIb with risk factors/III/IV Hodgkin lymphoma. The decision follows a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) in April 2025. The approval for this ADCETRIS-based combination regimen, known as BrECADD, in frontline Hodgkin lymphoma is based on the results of the randomized Phase 3 HD21 trial. The study met its co-primary safety and efficacy endpoints, with BrECADD demonstrating significantly superior safety as assessed by treatment-related morbidity (TRMB) and non-inferior progression-free survival (PFS) in comparison to escalated doses of

Translation for reference purpose only
bleomycin, etoposide, doxorubicin, cyclophosphamide, vincristine, procarbazine and prednisone (eBEACOPP), a standard of care treatment in Europe.

VECTIBIX / Generic name: panitumumab
–In September 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for VECTIBIX to include a new indication, dosage and administration in combination with LUMAKRAS (sotorasib), a KRAS G12C inhibitor, for the treatment of unresectable, advanced or recurrent KRAS G12C mutation-positive colorectal cancer progressed after chemotherapy. The approval is based on the results of the CodeBreaK 300 trial, a Phase 3, international, multicenter, randomized, open-label, active-controlled trial evaluating the efficacy and safety of combination therapy with VECTIBIX and LUMAKRAS in previously treated patients with KRAS G12C mutation-positive metastatic colorectal cancer.
Development code: TAK-121 / Generic name: rusfertide
–In June 2025, Takeda and Protagonist Therapeutics announced that detailed results from the Phase 3 VERIFY study were presented at the 61st American Society of Clinical Oncology (ASCO) Annual Meeting Plenary Session. The study met its primary endpoint, which was the proportion of patients achieving a clinical response, defined as the absence of phlebotomy eligibility during study weeks 20-32. Study results demonstrated 76.9% of patients treated with rusfertide plus current standard of care achieved a clinical response, compared to 32.9% in the placebo plus current standard of care group (p<0.0001). The response observed in the rusfertide arm was consistent across subgroups, regardless of risk status or type of concurrent cytoreductive therapy. In addition, all key secondary endpoints met statistical significance in favor of the rusfertide arm compared to the placebo arm in the VERIFY study. The mean number of phlebotomies, which is the pre-specified primary endpoint for European Union (EU) regulators, was 0.5 phlebotomies per patient in rusfertide arm compared to 1.8 phlebotomies per patient in placebo arm during weeks 0-32 (p<0.0001). Only 27% of patients in rusfertide arm required phlebotomy between weeks 0-32, compared to 78% in placebo arm. The mean number of phlebotomies during weeks 0-32 in the rusfertide arm was reduced across subgroups, including risk status and use of concurrent cytoreductive therapy, versus the placebo arm. The other three pre-specified key secondary endpoints, namely hematocrit control and patient-reported outcomes using PROMIS Fatigue SF-8a and MFSAF TSS-7, were also achieved with statistical significance. Rusfertide was generally well tolerated. The majority of adverse events were low grade and non-serious, and no serious adverse events considered related to rusfertide were reported. There was no evidence of increased risk of cancer in rusfertide arm compared to placebo arm at the time of the primary analysis. The most common treatment-emergent adverse events were localized injection site reactions (55.9%), anemia (15.9%) and fatigue (15.2%).

Other Rare Diseases programs
Takeda’s R&D engine is focused on areas of high unmet medical need, both in rare and more prevalent conditions, across three core therapeutic areas (gastrointestinal and inflammation, neuroscience, and oncology). In other Rare Diseases programs, Takeda focuses on several areas of high unmet medical need, on top of marketed products such as TAKHZYRO in hereditary angioedema. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. Takeda commits to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases. Takeda will continue to explore late-stage business development that may leverage our rare diseases capabilities as well as bolster our commitment and leadership in rare diseases.
VONVENDI / Generic name: von Willebrand factor (Recombinant)
–In June 2025, Takeda announced that it filed a partial change to the manufacturing and marketing authorization to the Japanese Ministry of Health, Labour and Welfare (MHLW) for VONVENDI for an additional dosage and administration for patients under the age of 18 for the treatment of von Willebrand Disease (VWD). The application is primarily based on the safety and efficacy data related to bleeding episodes and perioperative management in VWD patients under 18 years old from Phase 3 open-label study (071102 trial) and Phase 3b extension study (SHP677-304 trial), both of which were conducted outside of Japan.
–In September 2025, Takeda announced that the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application (sBLA) for VONVENDI, expanding the indication to include routine prophylaxis to reduce the frequency of bleeding episodes in adults with VWD, including those with Type 1 and 2 disease, and on-demand and perioperative management of bleeding in pediatric patients with VWD. VONVENDI was previously approved for on-demand and perioperative use in adults with VWD and routine prophylactic use in adults with severe Type 3 VWD receiving

Translation for reference purpose only
on-demand therapy. The approval is based on data from three clinical trials – a Phase 3 trial in adults with VWD, a Phase 3 study in children with VWD, and a Phase 3b continuation trial in adults and children with VWD, as well as supportive real-world data.

TAKHZYRO / Generic name: lanadelumab
–In September 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved TAKHZYRO Pen 300mg for subcutaneous administration as an additional formulation to TAKHZYRO Syringe.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus on managing the business end-to-end, from plasma donation to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma-derived therapies, which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization within PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies across the PDT value chain, from plasma donation to product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD LIQUID and GAMMAGARD LIQUID ERC) through the pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. Additionally, we are developing next generation immunoglobulin product with 20% facilitated SCIG (TAK-881) and are pursuing other early-stage opportunities (e.g. TAK-411: hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.
HYQVIA / Generic name: Immunoglobulin (IG) Infusion 10% (Human) w/ Recombinant Human Hyaluronidase for subcutaneous administration
–In June 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing approval items of HYQVIA for additional indications of slowing of progression of motor weakness in CIDP and multifocal motor neuropathy (MMN) (if improvement of muscle weakness is observed). The approval is based on a Phase 3 study in Japanese patients with CIDP and MMN (TAK-771-3002) as well as two Phase 3 studies in patients with CIDP conducted outside of Japan (161403, 161505).
–In July 2025, Takeda announced that the U.S. Food and Drug Administration (FDA) granted 510(k) clearance for HYHUB and HYHUB DUO, devices for patients 17 years of age and older that allow HYQVIA to be transferred from vials without using a needle in a home environment or clinical setting. The HYQVIA administration process consists of dual vial units (DVUs) including one vial of immunoglobulin (IG) and one vial of hyaluronidase. HYHUB and HYHUB DUO, which act as docking stations for these vials, were developed to simplify administration of HYQVIA by reducing the number of steps required to prepare the infusion of two DVUs or more.
GAMMAGARD LIQUID ERC / Generic name: Immunoglobulin (IG) Infusion 10% (Human) (Low IgA)
–In June 2025, Takeda announced that the U.S. Food and Drug Administration (FDA) approved GAMMAGARD LIQUID ERC with less than or equal to 2 µg/mL IgA in a 10% solution, the only ready-to-use liquid immunoglobulin (IG) therapy with low immunoglobulin A (IgA) content, as replacement therapy for people two years of age and older with primary immunodeficiency (PI). As a ready-to-use liquid, GAMMAGARD LIQUID ERC may help ease the administration burden for patients and their health care providers by eliminating the need for reconstitution and can be administered intravenously or subcutaneously.

Translation for reference purpose only
Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (QDENGA), and COVID-19 (NUVAXOVID). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, and leading global institutions including WHO (World Health Organization), PAHO (Pan American Health Organization) and Gavi (Global Alliance for Vaccines and Immunization), among others. These partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
NUVAXOVID Intramuscular Injection / Generic name: Recombinant coronavirus (SARS-CoV-2) vaccine
–In August 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for NUVAXOVID formulated to target Omicron LP8.1 lineage for which the application was submitted in June 2025. The approval is based on data related to the change of the antigen strain, as well as non-clinical data in which NUVAXOVID was shown to induce neutralizing antibodies against recent SARS-CoV-2 variants (LP.8.1, LP.8.1.1, JN.1, KP.3.1.1, XEC, XEC.4, NP.1, LF.7 and LF.7.2.1).

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.
–In October 2025, Takeda announced that it entered into a license and collaboration agreement with Innovent Biologics for the development, manufacturing and commercialization of two late-stage oncology medicines, IBI363 and IBI343, worldwide outside of Mainland China, Hong Kong, Macau and Taiwan. IBI363 is being evaluated in non-small cell lung and colorectal cancers and has shown potential efficacy in additional solid tumor types. IBI343 is being evaluated in gastric and pancreatic cancers. Takeda will also receive an exclusive option to license global rights outside of Mainland China, Hong Kong, Macau and Taiwan for IBI3001, an early-stage investigational medicine. IBI363 is a potentially first-in-class investigational PD-1/IL-2α-bias bispecific antibody fusion protein. The U.S. Food and Drug Administration (FDA) has granted Fast Track designation to IBI363 for the treatment of patients with unresectable, locally advanced or metastatic sqNSCLC that has progressed following anti-PD-(L)1 therapy and platinum-based chemotherapy. IBI343 is a next-generation investigational antibody-drug conjugate (ADC) that targets the Claudin 18.2 protein, which is often expressed in gastric and pancreatic cancer cells. The U.S. FDA has granted Fast Track designation to IBI343 for the treatment of advanced unresectable or metastatic pancreatic ductal adenocarcinoma (PDAC) that has relapsed and/or is refractory to one prior line of therapy. IBI3001 is a potential first-in-class bispecific ADC designed to target both EGFR and B7H3. The transaction, including any future exercise of the option, is subject to customary closing conditions, including regulatory approvals.

Update on Takeda’s Research Activities
–In October 2025, as part of a strategic portfolio prioritization process, Takeda announced the decision to discontinue its cell therapy efforts. Takeda will seek an external partner to leverage its cell therapy platform technologies and to further advance the company’s research and clinic-ready programs in this field. The company has no current active clinical trials utilizing cell therapy technology. Takeda will refocus near-term investments into programs that it believes can deliver transformative therapies to patients at increased speed and scale.
3. Material Contracts
There were no decisions or agreements reached on important management matters, nor any material contracts executed, during the six-month period ended September 30, 2025.

Translation for reference purpose only
III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of September 30, 2025)	Number of shares outstanding as of the filling date (October 30, 2025)	Stock exchange on which the Company is listed	Description
Common stock	1,590,985,809	1,590,985,809	Tokyo (Prime Market), Nagoya (Premier Market), Fukuoka, Sapporo, and New York	The number of shares per one unit of shares is 100 shares.
Total	1,590,985,809	1,590,985,809	—	—
*1    The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange.
*2    The number of shares outstanding as of the filing date does not include shares issued upon exercise of stock acquisition rights from October 1, 2025 to the filing date of Semi-annual Securities Report (October 30, 2025).
(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.
(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.
(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From April 1, 2025 to September 30, 2025	36	1,590,986	75	1,694,759	75	1,686,772
*    The increase of 36 thousand shares in the total number of issued shares was due to the exercise of stock acquisition rights.

Translation for reference purpose only
(5) Major shareholders

		As of September 30, 2025
Name	Address	Number of Shares Held (Thousands of Shares)	Percentage of Total Number of Shares Issued (Excluding Treasury Stocks) (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	8-1, Akasaka 1-chome, Minato-ku, Tokyo	274,016	17.29
Custody Bank of Japan, Ltd. (Trust account)	8-12, Harumi 1-chome, Chuo-ku, Tokyo	81,934	5.17
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	240 Greenwich Street, 8th Floor West, New York, NY 10286, U.S.A. (1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo)	64,866	4.09
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	34,722	2.19
JP Morgan Chase Bank 385632 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	30,880	1.95
SMBC Nikko Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo	30,170	1.90
State Street Bank And Trust Company 505001 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, MA 02111, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	27,025	1.71
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo (8-1, Akasaka 1-chome, Minato-ku, Tokyo)	24,752	1.56
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	23,149	1.46
The Nomura Trust and Banking Co., Ltd. as the trustee of repurchase agreement mother fund (Standing proxy: Citibank, N.A., Tokyo Branch）	2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo (27-30, Shinjuku 6-chome, Shinjuku-ku, Tokyo)	21,900	1.38
Total		613,413	38.71

Translation for reference purpose only
(6) Information on voting rights
1) Total number of shares

	As of September 30, 2025
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	6,288,500	—	—
Shares with full voting rights (Others)	Common stock	1,582,729,000	15,827,290	—
Shares less than one unit	Common stock	1,968,309	—	Shares less than one unit (100 shares)
Number of issued shares		1,590,985,809	—	—
Total number of voting rights		—	15,827,290	—
*1 Based on the resolution at the Board of Directors Meeting on January 30, 2025, the Company acquired 11,823,500 of treasury shares by open-market repurchase through a trust bank in April 2025, thereby completing the repurchase of treasury shares in accordance with the resolution of the Board of Directors Meeting.
*2 On July 8, 2025, Takeda conducted the disposal of 17,270,941 treasury shares based on the resolution made on June 10, 2025 by Christophe Weber, Representative Director, President and Chief Executive Officer, for the purpose of providing the Company's ADS to group employees outside of Japan under the long-term incentive plan. The shares of the Company's common stock disposed were converted into the Company's ADSs and settled with employees.
*3 "Shares with full voting rights (Others)" includes 2,959,800 (voting rights: 29,598) and 2,142,800 (voting rights: 21,428) of the shares held by the ESOP and BIP trust, respectively.
*4 "Shares less than one unit" includes 76 of the shares as the treasury stock, and 95 and 264 of the shares held by the ESOP and BIP trust, respectively.

2) Treasury stock and other

	As of September 30, 2025
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	6,288,500	—	6,288,500	0.40
Total	—	6,288,500	—	6,288,500	0.40
*    In addition to 76 shares of the above treasury stock and shares less than one unit, 2,959,895 of the shares held by the ESOP trust and 2,143,064 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated financial statements.

2. Members of the Board of Directors
There were no changes in the members of the Board of Directors during the period from the filing date of the Annual Securities Report for the fiscal year ended March 31, 2025 to September 30, 2025.

Translation for reference purpose only
IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” pursuant to Article 312 of "Ordinance on the Terminology, Forms and Preparation Methods of Consolidated Financial Statements" (Ordinance of the Ministry of Finance No. 28, 1976) (hereinafter “Ordinance on Consolidated Financial Statements”).
Takeda falls under the category listed in the upper column of item 1 of the table in Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act of Japan, and prepares Type 1 Interim Consolidated Financial Statements in accordance with the provisions of Part 1 and Part 5 of Ordinance on Consolidated Financial Statements.

Translation for reference purpose only
1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Profit or Loss

		JPY (millions, except per share data)
		Six-month Period Ended September 30,
	Note	2024	2025
Revenue	4	2,384,028	2,219,481
Cost of sales		(781,265)	(764,736)
Selling, general and administrative expenses		(538,312)	(509,436)
Research and development expenses		(344,027)	(305,373)
Amortization and impairment losses on intangible assets associated with products	5	(305,245)	(336,793)
Other operating income		13,933	23,519
Other operating expenses	6	(78,537)	(73,101)
Operating profit		350,576	253,561
Finance income		34,793	118,154
Finance expenses		(128,145)	(190,296)
Share of loss of investments accounted for using the equity method		(1,247)	(2,615)
Profit before tax		255,976	178,804
Income tax expenses	7	(68,570)	(66,254)
Net profit for the period		187,406	112,550
Attributable to:
Owners of the Company		187,294	112,441
Non-controlling interests		112	108
Net profit for the period		187,406	112,550
Earnings per share (JPY)
Basic earnings per share	8	118.85	71.57
Diluted earnings per share	8	117.11	70.45
See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
Net profit for the period	187,406	112,550
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(7,514)	27,311
Remeasurement of defined benefit pension plans	703	757
	(6,811)	28,067
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(452,433)	204,959
Cash flow hedges	26,304	16,611
Hedging cost	5,656	3,458
Share of other comprehensive loss of investments accounted for using the equity method	(101)	(260)
	(420,574)	224,768
Other comprehensive income (loss) for the period, net of tax	(427,385)	252,835
Total comprehensive income (loss) for the period	(239,979)	365,385
Attributable to:
Owners of the Company	(240,081)	365,288
Non-controlling interests	102	97
Total comprehensive income (loss) for the period	(239,979)	365,385
See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2025	As of September 30, 2025
ASSETS
Non-current assets:
Property, plant and equipment		1,968,209	1,984,126
Goodwill		5,324,430	5,431,698
Intangible assets		3,631,560	3,299,225
Investments accounted for using the equity method		10,802	8,919
Other financial assets		351,124	365,413
Other non-current assets		70,282	70,531
Deferred tax assets		370,745	389,768
Total non-current assets		11,727,152	11,549,679
Current assets:
Inventories		1,217,349	1,299,486
Trade and other receivables		709,465	688,963
Other financial assets		20,476	58,192
Income taxes receivable		15,789	13,275
Other current assets		159,603	166,386
Cash and cash equivalents		385,113	681,486
Assets held for sale		13,397	12,832
Total current assets		2,521,192	2,920,620
Total assets		14,248,344	14,470,300

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	9	3,966,326	4,351,462
Other financial liabilities		550,900	545,763
Net defined benefit liabilities		135,429	144,101
Income taxes payable		317	2,307
Provisions		35,177	32,766
Other non-current liabilities		82,542	89,527
Deferred tax liabilities		35,153	33,029
Total non-current liabilities		4,805,844	5,198,955
Current liabilities:
Bonds and loans	9	548,939	293,858
Trade and other payables		475,541	438,985
Other financial liabilities		219,120	226,170
Income taxes payable		133,497	122,907
Provisions		533,140	551,523
Other current liabilities		596,283	505,483
Liabilities held for sale		—	729
Total current liabilities		2,506,521	2,139,655
Total liabilities		7,312,365	7,338,610

Translation for reference purpose only

		JPY (millions)
	Note	As of March 31, 2025	As of September 30, 2025
EQUITY
Share capital		1,694,685	1,694,759
Share premium		1,775,713	1,734,685
Treasury shares		(74,815)	(49,124)
Retained earnings		1,187,586	1,148,658
Other components of equity		2,351,915	2,605,315
Other comprehensive income associated with assets held for sale		—	(3,595)
Equity attributable to owners of the Company		6,935,084	7,130,697
Non-controlling interests		895	992
Total equity		6,935,979	7,131,690
Total liabilities and equity		14,248,344	14,470,300

See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2024 (From April 1 to September 30, 2024)

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024		1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period					187,294
Other comprehensive income (loss)						(452,523)	(7,514)
Comprehensive income (loss) for the period		—	—	—	187,294	(452,523)	(7,514)
Transactions with owners:
Issuance of new shares	10	18,064	18,064
Acquisition of treasury shares				(1,918)
Disposal of treasury shares			0	0
Dividends	10				(147,653)
Transfers from other components of equity					840		(137)
Share-based compensation			37,143
Exercise of share-based awards	10		(64,476)	28,348
Total transactions with owners		18,064	(9,269)	26,430	(146,813)	—	(137)
As of September 30, 2024		1,694,660	1,738,145	(24,829)	1,431,684	2,120,884	8,077

		Equity attributable to owners of the Company
		Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2024		(63,896)	(15,930)	—	2,509,310	—	7,273,264	741	7,274,005
Net profit for the period					—		187,294	112	187,406
Other comprehensive income (loss)		26,304	5,656	703	(427,375)		(427,375)	(10)	(427,385)
Comprehensive income (loss) for the period		26,304	5,656	703	(427,375)	—	(240,081)	102	(239,979)
Transactions with owners:
Issuance of new shares	10				—		36,128		36,128
Acquisition of treasury shares					—		(1,918)		(1,918)
Disposal of treasury shares					—		0		0
Dividends	10				—		(147,653)		(147,653)
Transfers from other components of equity				(703)	(840)		—		—
Share-based compensation					—		37,143		37,143
Exercise of share-based awards	10				—		(36,129)		(36,129)
Total transactions with owners		—	—	(703)	(840)	—	(112,428)	—	(112,428)
As of September 30, 2024		(37,592)	(10,274)	—	2,081,095	—	6,920,754	843	6,921,597

Translation for reference purpose only
Six-month period ended September 30, 2025 (From April 1 to September 30, 2025)

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025		1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the period					112,441
Other comprehensive income (loss)						204,710	27,311
Comprehensive income (loss) for the period		—	—	—	112,441	204,710	27,311
Transactions with owners:
Issuance of new shares		74	74
Acquisition of treasury shares	10		(20)	(51,610)
Dividends	10				(154,411)
Transfers from other components of equity					3,042		(2,285)
Share-based compensation			36,219
Exercise of share-based awards	10		(77,301)	77,301
Transfer to other comprehensive income associated with assets held for sale						3,595
Total transactions with owners		74	(41,028)	25,691	(151,369)	3,595	(2,285)
As of September 30, 2025		1,694,759	1,734,685	(49,124)	1,148,658	2,628,283	29,782

		Equity attributable to owners of the Company
		Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2025		(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979
Net profit for the period					—		112,441	108	112,550
Other comprehensive income (loss)		16,611	3,458	757	252,847		252,847	(11)	252,835
Comprehensive income (loss) for the period		16,611	3,458	757	252,847	—	365,288	97	365,385
Transactions with owners:
Issuance of new shares					—		148		148
Acquisition of treasury shares	10				—		(51,630)		(51,630)
Dividends	10				—		(154,411)		(154,411)
Transfers from other components of equity				(757)	(3,042)		—		—
Share-based compensation					—		36,219		36,219
Exercise of share-based awards	10				—		—		—
Transfer to other comprehensive income associated with assets held for sale					3,595	(3,595)	—		—
Total transactions with owners		—	—	(757)	553	(3,595)	(169,674)	—	(169,674)
As of September 30, 2025		(48,241)	(4,509)	—	2,605,315	(3,595)	7,130,697	992	7,131,690

Translation for reference purpose only
(5) Condensed Interim Consolidated Statements of Cash Flows

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2024	2025
Cash flows from operating activities:
Net profit for the period		187,406	112,550
Depreciation and amortization		384,672	366,618
Impairment losses		36,065	87,143
Equity-settled share-based compensation		36,940	35,262
Loss on sales and disposal of property, plant and equipment		2,457	916
Gain on divestment of business and subsidiaries		(6,376)	(17,929)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net		2,172	989
Finance (income) and expenses, net		93,352	72,142
Share of loss of investments accounted for using the equity method		1,247	2,615
Income tax expenses		68,570	66,254
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables		(57,779)	38,286
Increase in inventories		(51,218)	(42,031)
Decrease in trade and other payables		(37,079)	(11,242)
Increase in provisions		12,527	8,533
Decrease in other financial liabilities		(17,455)	(5,309)
Other, net		(119,427)	(34,790)
Cash generated from operations		536,076	680,006
Income taxes paid		(89,081)	(91,891)
Tax refunds and interest on tax refunds received		4,272	5,535
Net cash from operating activities		451,267	593,651
Cash flows from investing activities:
Interest received		9,198	7,726
Dividends received		207	584
Acquisition of property, plant and equipment		(106,914)	(88,008)
Proceeds from sales of property, plant and equipment		38	6,385
Acquisition of intangible assets		(91,552)	(39,885)
Acquisition of option to license		(31,784)	—
Acquisition of investments		(27,734)	(229)
Proceeds from sales and redemption of investments		23,115	4,010
Acquisition of shares in associates		—	(623)
Proceeds from sales of shares in associates		—	686
Proceeds from sales of business, net of cash and cash equivalents divested		8,330	29,645
Payments for the settlement of forward exchange contracts designated as net investment hedges		(13,990)	(1,536)
Other, net		(738)	(82)
Net cash used in investing activities		(231,824)	(81,326)

Translation for reference purpose only

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2024	2025
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers		(317,000)	(341,780)
Proceeds from issuance of bonds and long-term loans		984,460	526,060
Repayments of bonds and long-term loans		(284,019)	(125,385)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans		46,880	—
Acquisition of treasury shares		(1,882)	(51,603)
Interest paid		(42,298)	(52,296)
Dividends paid		(147,309)	(154,082)
Repayments of lease liabilities		(23,375)	(22,318)
Other, net		(9,120)	(5,476)
Net cash from (used in) financing activities		206,336	(226,881)
Net increase in cash and cash equivalents		425,779	285,444
Cash and cash equivalents at the beginning of the year		457,800	385,113
Effects of exchange rate changes on cash and cash equivalents		(24,564)	10,929
Cash and cash equivalents at the end of the period		859,015	681,486

See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda’s principal pharmaceutical products include medicines in the following key business areas: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines, and Neuroscience.
2.    Basis of Preparation
(1) Compliance with Interim Financial Reporting Standards
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2025.
(2) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the six-month period ended September 30, 2025 were approved on October 30, 2025 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Milano Furuta.
(3) Functional and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese Yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
(4) Use of Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements as of and for the fiscal year ended March 31, 2025.
As of September 30, 2025 and through the issuance date of this report, Takeda concluded there was no indication of goodwill impairment.
3.    Material Accounting Policies
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2025.
Takeda calculated income tax expenses for the six-month period ended September 30, 2025, based on the estimated average annual effective tax rate.

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4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(1) Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
Sales of pharmaceutical products	2,346,444	2,183,456
Out-licensing and service income	37,584	36,025
Total	2,384,028	2,219,481

Revenue by Business Area and Product

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
Gastroenterology:
ENTYVIO	473,222	479,235
GATTEX/REVESTIVE	73,271	71,641
TAKECAB/VOCINTI *	64,301	68,948
DEXILANT	19,833	16,374
EOHILIA	2,251	4,250
RESOLOR/MOTEGRITY	11,283	3,645
Others	51,022	48,694
Total Gastroenterology	695,183	692,788
Rare Diseases:
TAKHZYRO	111,043	113,298
ADVATE	58,764	53,571
ELAPRASE	53,120	49,067
REPLAGAL	41,308	38,686
ADYNOVATE/ADYNOVI	34,483	28,806
LIVTENCITY	15,504	22,111
ADZYNMA	2,441	4,850
Others	72,014	70,134
Total Rare Diseases	388,677	380,523
PDT:
Immunoglobulin	391,040	387,069
Albumin	70,341	66,127
FEIBA	23,649	17,424
HEMOFIL/IMMUNATE/IMMUNINE	14,571	12,630
Others	36,064	34,179
Total PDT	535,664	517,429
Oncology:
ADCETRIS	68,230	74,536

Translation for reference purpose only

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
LEUPLIN/ENANTONE	60,442	58,634
NINLARO	47,411	41,432
ICLUSIG	35,364	34,471
FRUZAQLA	23,056	27,262
ALUNBRIG	18,215	17,773
Others	32,282	33,725
Total Oncology	285,000	287,834
Vaccines:
QDENGA	19,880	21,064
Others	18,231	10,593
Total Vaccines	38,111	31,657
Neuroscience:
VYVANSE/ELVANSE	203,163	106,551
TRINTELLIX	64,130	56,951
ADDERALL XR	16,799	10,587
Others	30,465	32,060
Total Neuroscience	314,557	206,149
Other:
AZILVA *	5,835	2,505
FOSRENOL	3,947	4,803
Others	117,054	95,794
Total Other	126,836	103,102
Total	2,384,028	2,219,481
* The figures include the amounts of fixed dose combinations and blister packs.
(2) Geographic Information
Takeda’s revenue from contracts with customers is based on the following geographic locations:

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
Japan	216,355	219,060
U.S.	1,247,559	1,091,867
Europe and Canada	533,004	535,202
Latin America	132,536	118,518
China	90,164	92,653
Asia (excluding Japan & China)	49,840	47,799
Russia/CIS	42,951	43,190
Other	71,618	71,191
Total	2,384,028	2,219,481

“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.

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5.    Amortization and impairment losses on intangible assets associated with products
The impairment losses recorded for the six-month period ended September 30, 2024 was JPY 27,762 million, which included JPY 21,490 million impairment charge for soticlestat (TAK-935), following the failure of the Phase 3 studies to meet their primary endpoints.
The impairment losses recorded for the six-month period ended September 30, 2025 was JPY 76,042 million, which primarily included JPY 58,173 million of impairment charges related to the gamma delta T-cell therapy platform and associated Oncology program, and impairment charges for certain other in-process R&D assets, all of which were recorded following the decision to discontinue the related research and development activities.
6.    Other Operating Expenses
Other operating expenses for the six-month period ended September 30, 2024, included JPY 61,629 million of restructuring expenses, which mainly consisted of the costs related to the enterprise-wide efficiency program.
Other operating expenses for the six-month period ended September 30, 2025, included JPY 27,428 million of restructuring expenses, which mainly consisted of the costs related to the enterprise-wide efficiency program, and JPY 23,959 million of expenses recognized for the valuation reserve on pre-launch inventories.
7.    Income Tax Expenses
The effective tax rate for the six-month period ended September 30, 2025 was 37.1% compared to 26.8% for the six-month period ended September 30, 2024. The increase in the effective tax rate was primarily due to higher non-deductible expenses related to impairment losses and lower tax credits recognized during the six-month period ended September 30, 2025, partially offset by a reduction of tax expenses recognized in connection with the reassessment of the recoverability of deferred tax assets.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	Six-month Period Ended September 30,
	2024	2025
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	187,294	112,441
Net profit used for calculation of earnings per share (million JPY)	187,294	112,441
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,575,882	1,571,098
Dilutive effect (thousands of shares)	23,415	24,834
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,599,296	1,595,932
Earnings per share
Basic earnings per share (JPY)	118.85	71.57
Diluted earnings per share (JPY)	117.11	70.45

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９.    Bonds and Loans

During the six-month period ended September 30, 2025, Takeda had the following movements in the bonds and loans.
(1) Bonds

Issuance

JPY Unsecured Senior Notes:

Issuance Date	June 2025
Issue Amount (Principal Amount)	JPY 184,000 million
Coupon Rate	1.599 - 2.292% per annum
Issue Price	100% of the principal amount
Maturity Date	June 12, 2030 - June 12, 2035

USD Unsecured Senior Notes:

Issuance Date	July 2025
Issue Amount (Principal Amount)	USD 2,400 million
Coupon Rate	5.200% and 5.900% per annum
Issue Price	99.644% and 99.734% of the principal amount
Maturity Date	July 7, 2035 and July 7, 2055

Redemption

Instrument	Issuance Date	Redemption Date	Principal Amount in Contractual Currency
USD Unsecured Senior Notes	June 2015	June 23, 2025	USD 800 million

(2) Loans

Repayment

Instrument	Execution Date	Repayment Date	Principal Amount in Contractual Currency
JPY Bilateral Loans	April 2017	April 25, 2025	JPY 10,000 million
USD Bilateral Loans	March 2025*	July 3, 2025	USD 500 million
*The execution date of "USD Bilateral Loans" was the original drawdown date, and the loans have been rolled over on a monthly basis.

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10.    Equity and Other Equity Items
(1) Issuance of shares and disposal of treasury shares
During the six-month period ended September 30, 2024, the Company issued 8,519 thousand shares of common stock and conducted the disposal of 7,327 thousand treasury shares under the LTIP for the Company Group employees overseas. The issuance of these shares resulted in an increase in share capital of JPY 18,064 million and share premium of JPY 18,064 million. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 24,999 million.
During the six-month period ended September 30, 2025, the Company conducted the disposal of 17,271 thousand treasury shares under the LTIP for the Company Group employees overseas. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 73,760 million.
The Company's treasury shares were converted into the Company’s American Depositary Shares and settled with employees.
(2) Acquisition of treasury share
During the six-month period ended September 30, 2025, Takeda acquired 11,824 thousand shares of its common stock for JPY 49,978 million in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on January 30, 2025. Combined with its own shares acquired in the fiscal year ended March 31, 2025, Takeda acquired a total of 23,367 thousand shares of its common stock for JPY 99,956 million, and the acquisition of treasury shares in accordance with the resolution was completed.
(3) Dividends

Dividends declared and paid	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Record date	Effective date
Six-month period ended September 30, 2024 (April 1, 2024 to September 30, 2024)	148,041	94.00	March 31, 2024	June 27, 2024
Six-month period ended September 30, 2025 (April 1, 2025 to September 30, 2025)	154,763	98.00	March 31, 2025	June 26, 2025
Dividends declared for which the effective date falls in after September 30, 2025 are follows:

Dividends declared	Total dividends declared JPY (millions)	Dividends per share (JPY)	Record date	Effective date
For the fiscal year ending March, 2026 (April 1, 2025 to March 31, 2026)	158,470	100.00	September 30, 2025	December 1, 2025

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11.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs.

	JPY (millions)
As of September 30, 2025	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	—	30,516	9,791	40,307
Investments in convertible notes	—	—	10,434	10,434
Investments in debt instruments	—	—	12,332	12,332
Financial assets associated with contingent consideration arrangements	—	—	9,902	9,902
Derivatives for which hedge accounting is applied	—	83,143	—	83,143
Financial assets measured at fair value through OCI
Trade and other receivables	—	79,148	—	79,148
Equity instruments	103,953	—	67,009	170,962
Investments in debt instruments	79,185	—	—	79,185
Total	183,138	192,807	109,468	485,413

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	—	1,568	9,210	10,778
Financial liabilities associated with contingent consideration arrangements	—	—	3,145	3,145
Derivatives for which hedge accounting is applied	—	25,319	—	25,319
Total	—	26,887	12,355	39,242
(2) Valuation Techniques
The fair value of derivatives classified as Level 2 is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data.
Derivatives classified as Level 3 include those recognized in connection with settlements of cash flows arising from differences between the fixed prices and floating market prices of renewable energy in a virtual power purchase agreement and those recognized in an agreement to offset the volatility of such cash flows. The fair value of derivatives in Level 3 is measured using the discounted cash flow method. The key assumptions taken into account include forecasted renewable energy prices and the expected generation of the renewable energy generating facility.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
The fair value of trade and other receivables, which are due from customers that Takeda has the option to factor, are measured based on the invoiced amount.
Equity instruments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair

Translation for reference purpose only
value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 4.7 times to 10.1 times.
Financial assets and liabilities associated with contingent consideration arrangements are measured at fair value at the time of the divestiture or the acquisition date of business combination. When the contingent consideration arrangement meets the definition of a financial asset or liability, it is subsequently re-measured at fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized mainly in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The fair value of the other financial liabilities is measured using the discounted cash flow model.
(3) Transfers between levels
There were no significant transfers between levels of the fair value hierarchy during the six-month period ended September 30, 2025.
(4) Level 3 fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the six-month period ended September 30, 2025. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in (5) Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions)
	Six-month Period Ended September 30, 2025
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	10,197	73,614
Changes recognized as finance income or finance expenses	479	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	(750)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(23)	(6,014)
Purchases	—	52
Sales	—	(52)
Transfers from investments accounted for using the equity method	—	591
Transfers to investments accounted for using the equity method	—	(1,182)
As of the end of the period	9,902	67,009

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(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of financial liabilities associated with contingent consideration arrangements is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of September 30, 2025, the balance primarily relates to pre-existing contingent consideration arrangements from historical acquisitions.
The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities associated with contingent consideration arrangements for the six-month period ended September 30, 2025. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

JPY (millions)
Six-month Period Ended September 30, 2025
As of the beginning of the period	4,362
Changes in the fair value during the period	253
Foreign currency translation differences	(1,469)
As of the end of the period	3,145
(6) Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the condensed interim consolidated statements of financial position are as follows. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
	As of September 30, 2025
	Carrying amount	Fair value
Bonds	4,405,252	4,110,758
Long-term loans	240,003	235,362
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.

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12.    Subsequent Events
In October 2025, Takeda entered into a license and collaboration agreement with Innovent Biologics, Inc. ("Innovent") for the development, manufacturing and commercialization of two late-stage investigational medicines for solid tumors, IBI363 and IBI343, worldwide outside of China, Hong Kong, Macau and Taiwan. Takeda will also receive an exclusive option to license global rights outside of China, Hong Kong, Macau and Taiwan for IBI3001, an early-stage investigational medicine.
Takeda will make an upfront payment of USD 1,200 million upon closing of the transaction, which includes a minority equity investment in Innovent. The upfront payment will be funded through cash on hand. Regarding IBI363 and IBI343, Takeda may make potential milestone and royalty payments. Takeda and Innovent will co-develop IBI363 globally with a 60/40 (Takeda/Innovent) cost split. In addition, Takeda will lead and co-commercialize IBI363 in the U.S. with a 60/40 (Takeda/Innovent) profit or loss split. With respect to IBI3001, if the option is exercised, Takeda will make an option payment, as well as additional potential milestone and royalty payments. The transaction is subject to customary closing conditions, including regulatory approvals.

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2. Others
Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 149th fiscal year (from April 1, 2025 to March 31, 2026) at the meeting of the Board of Directors held on October 30, 2025.

(a)	Total amount of interim dividends	JPY	158,469,723,300
(b)	Interim dividend per share	JPY 100.00
(c)	Effective date/ Payment start date	December 1, 2025

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B. Information on Guarantors of the Company
Not applicable.